

March 26, 2009

Room 7010

Paul G. Driscoll
Vice President and Chief Financial Officer
Acme United Corporation
60 Round Hill Road
Fairfield, Connecticut 06824

> **Re:** **Acme United Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **File No. 001-07698**

Dear Mr. Driscoll:

We have reviewed your response letter dated February 26, 2009 related to the December 31, 2007 Form 10-K and have the following additional comments as it applies to the December 31, 2008 Form 10-K, as well as new comments on the latter filing. If you disagree, we will consider your explanation as to why our comment is inapplicable. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for the year ended December 31, 2008

Management's Discussion and Analysis
Critical Accounting Policies – Estimates, page 12

1. We have read your response and proposed revised disclosure to comments 1 and 2 in our letter dated December 29, 2008. Please ensure that your revised disclosure in future filings discusses the following:

    - Your policy for assessing the recoverability of intangible assets should discuss how you have considered paragraph 15 of SFAS 142 and paragraph 8 of SFAS 144, specifically addressing whether or not a triggering event resulted in a formal impairment analysis being performed. Further, your response states that cash flows are expected to recover the carrying value of your intangible assets. Please discuss the headroom between fair value and the carrying value of the Company's assets and quantify the impact any material changes to any of your assumptions would have on your analysis. In this regard, we note the difference between your market cap and stockholders' equity amount has decreased over the past few quarters. Please ensure your disclosure includes a discussion of this trend and how you have considered this in your SFAS 142 and 144 analyses.

- Please tell us what consideration you have given to including plant, property and equipment (PP&E) as a critical accounting estimate. The estimates and judgments required by management to assess recoverability of these long-lived assets, which are material to your financial statements, will provide investors greater insight into the quality and variability of your financial position and operating results.

2. We note you have a defined benefit pension plan that is underfunded at December 31, 2008. Please tell us why your pension benefit obligations and expense is not a critical accounting estimate. Please expand MD&A, in future filings, to clearly explain the methods used to estimate your obligations and the expense recognized, including the material assumptions used to make these estimates and a sensitivity analysis of those assumptions. Based on your footnote disclosures, it would appear as though such assumptions include the discount rate and expected return on plan assets of 8.25%. Refer to Section 501.14 of the Financial Reporting Codification for guidance. Please provide us with the disclosures you intend to include in future filings.

3. We further note from page 24 that the pension plan assets are invested in equity securities at 67% at December 31, 2008; however, you have maintained the same expected return on plan assets for the two fiscal years ended 2008. Please provide disclosures in MD&A in future filings to explain to investors why your expected long-term rates of return are reasonable given that the majority of the plan assets are invested in equity securities and to discuss the impact the current economic market environment has had and may have on your assumptions used to estimate the net periodic benefit cost. Your disclosures should also address the potential impact to your defined pension plans' funded status and additional funding obligations you may have. Please provide us with the disclosures you intend to include in future filings.

Revenue Recognition, page 13

4. We have read your response to comment 5 in our letter dated December 29, 2008. You indicate your provisions for customer returns and rebates are immaterial to the financial statements for each annual period presented in the 10-K and therefore have not been specifically identified in the filing. However, we note that the accrued liability for vendor rebates identified in Note 5 is material to the

financial statements as a whole and therefore we suggest that you quantify in your disclosure the amount of provisions recorded during each period or disclose the fact that these provisions are immaterial to the financial statements as a whole.

Results of Operations, page 14

5. We note the sale of the Bridgeport property in December 2008 discussed in Note 17. Please address the following comments:

-   Please revise your future MD&A to identify and discuss this material transaction. Specifically address the impact the sale, mortgage and remediation costs will have on operations and liquidity.
-   Please tell us your basis for your statement on page 34 that you do not expect the obligations related to the remediation of the property to materially affect your results of operations, financial condition or liquidity. We note the undiscounted liability of $1.8 million accounts for 8% of total liabilities at December 31, 2008, and the current portion accounts for 16% of total current liabilities at that date.
-   On page 35, you state that as part of the sale, you provided the buyer with a mortgage of $2.0 million at six percent interest, which will be due in full one year after remediation and monitoring on the property have been completed. We assume this is the $2.0 million long term receivable recorded on the balance sheet at December 31, 2008. Please tell us how you have presented the sale of the property, the gain and the note receivable on your statement of cash flows.
-   You disclose on page 14 the gain from this transaction of $265,000 is included in other income, net. Please tell us your consideration of paragraph 45 of SFAS 144.

Liquidity and Capital Resources, page 16

6. We have read your response to comment 9 in our letter dated December 29, 2008, as well as the revised disclosure herein. You state that management has taken "necessary actions" to adjust its cost structure as a response to the slow down in demand and in anticipation of future decline. Please tell us and disclose the nature of these "necessary actions" and describe the effect each action is expected to have on your operations, financial position, and liquidity.

*   *   *   *

  As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

  You may contact Jenn Do at (202) 551-3743, Melissa Rocha at (202) 551-3854 or me at (202) 551-3355 if you have questions regarding these comments.

      Sincerely,

      Terence O'Brien
      Branch Chief